October 5, 2015	TSXV: HNC

Hard Creek Nickel Director Resigns

(Vancouver, B.C.) – Mark Jarvis, President of Hard Creek Nickel Corp., announced today that Mr. Cliff Carson has resigned as Director of Hard Creek Nickel.

“We wish to thank Mr. Carson for his work with the Company,” said Mr. Jarvis. “His guidance and expertise in strategic planning and nickel markets were invaluable. We wish him every success in his future endeavors.”

On behalf of the Board of Directors

“Mark Jarvis”

MARK JARVIS, PRESIDENT
HARD CREEK NICKEL CORPORATION

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com